LANXESS
Energizing Chemistry

RECEIVED
2008 JUN -5 P 1:39
FFICE OF INTER...
CORPORATE F...

LANXESS AG / 51369 Leverkusen, Deutschland

Officer of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549
USA

[redacted]

08003071

SUPPL

30 May 2008

LANXESS AG
Dr. Stephanie Coßmann
Law & Intellectual Property
Building K 10 / Room 3090
51369 Leverkusen

Phone +49 214-30-43807
Fax +49 214-30-24806
www.lanxess.com

Re: Furnishing of Information under Rule 12g3-2(b) under the Securities Exchange Act of 1934- File Number 82-34846

Ladies and Gentlemen,

On behalf of LANXESS AG, we are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

LANXESS AG has the file number **82-34846** for its Rule 12g3-2 (b) submissions.

Sincerely
LANXESS AG

Dr. Stephanie Coßmann

PROCESSED
JUN 10 2008
THOMSON REUTERS

Enclosure:

Invitation for Annual Shareholders' Meeting
Dividend announcement
Results of Voting on Annual Shareholders' Meeting

[redacted]

LANXESS
Energizing Chemistry

STOCKHOLDERS' MEETING

Agenda

We hereby give notice of our Annual Stockholders' Meeting to be held on Thursday, 29 May 2008, 10:00 a.m. at the Köln Messe exhibition center, hall 7, Convention Center North, Messe Platz 1, 50679 Cologne.

Agenda

1. **Submission of the Company's certified annual financial statements for the year ended 31 December 2007 and the management report (including the notes to the information provided in compliance with Section 289 Para. 4 of the German Commercial Code (HGB)), as well as the report of the Supervisory Board for the fiscal year 2007; submission of the approved consolidated financial statements for the year ended 31 December 2007 and the group management report (including the notes to the information provided in compliance with Section 315 Para. 4 HGB) for the fiscal year 2007.**

2. **Adoption of a resolution on the appropriation of the balance sheet profit**
   The Board of Management and the Supervisory Board propose to appropriate the balance sheet profit for the fiscal year 2007 in an amount of 91,469,401.48 EURO as follows:

– Distribution of a dividend in the amount of 1.00 per dividend-bearing no-par value share	83,202,670.00 EURO,
– Carry-forward to new account	8,266,731.48 EURO,
Balance sheet profit (total)	91,469,401.48 EURO.

3. **Formal approval of the actions of the members of the Board of Management**
   The Board of Management and the Supervisory Board propose that formal approval be given to the actions of the members of the Board of Management in office during the 2007 fiscal year with respect to that year.

4. **Formal approval of the actions of the members of the Supervisory Board**
   The Board of Management and the Supervisory Board propose that formal approval be given to the actions of the members of the Supervisory Board in office during the 2007 fiscal year with respect to that year.

5. **Appointment of the Auditor**
   The Supervisory Board proposes that PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, be appointed as auditor of the annual financial statements and auditor of the consolidated financial statements for fiscal year 2008 and as auditor for the review of the abbreviated financial statements and the interim management report as contained in the half-year report.

6. **Adoption of a resolution on an authorization to acquire and utilize shares in the Company pursuant to Section 71 Para. 1 Number 8 of the German Stock Corporation Law (AktG)**
   The Annual Stockholders' Meeting on 31 May 2007 authorized the Company in accordance with Section 71 Para. 1 Number 8 AktG to acquire and utilize shares in the Company in an amount of up to 10% of its registered share capital. This authorization, which is set to expire on 30 November 2008, is to be replaced by a new authorization.

   The Board of Management and the Supervisory Board propose that the following resolution be adopted:

a) The Board of Management shall be authorized to acquire shares in the Company in an amount of up to 10% of the Company's registered share capital existing at the time when the resolution is adopted until 27 November 2009. Shares acquired on the basis of this authorization together with other shares in the Company, which the Company has already acquired and still owns or which are attributable to the Company pursuant to Sections 71d and 71e AktG, may, at no time, amount to more than 10% of the respective registered share capital. This authorization may also be exercised by affiliated companies or by third parties for the account of the Company or its affiliated companies.

The authorization to acquire and utilize shares in the Company may be exercised in partial quantities or in its entirety, once or several times. The authorization may be exercised for any purpose permitted by law, in particular in pursuit of one or several of the purposes set forth in subparagraph c) – f). If shares are used for one or several of the purposes set forth in sub-paragraphs c), d), or f), the subscription right of the stockholders shall be excluded.

Upon the effectiveness of this authorization, the existing authorization for the acquisition of shares in the Company dated 31 May 2007 shall become invalid to the extent it has not been exercised by then.

b) At the Board of Management's decision, shares in the Company can be purchased through the stock exchange or through a public offer to purchase or a public call to the stockholders to submit an offer to sell.

- If shares in the Company are purchased on the stock exchange, the purchase price paid by the Company (not including any ancillary acquisition costs) may not be more than 10% above or below the average price determined by the opening auction in the Xetra trading system (or a comparable successor system) at the Frankfurt/Main stock exchange on the three trading days prior of entering the obligation to purchase shares in the Company.
- If shares are purchased through a public offer to purchase or a public call for the submission of an offer to sell, the purchase price or selling price offered or the limits for the purchase or selling price spread per share (not including any ancillary acquisition costs) may not be more than 10% above or below the average price determined by the closing auction in the Xetra trading system (or a comparable successor system) at the Frankfurt/Main stock exchange on the three trading days prior to the publication of the offer to purchase or the submission of an offer to sell. In the event that there are significant differences between the relevant price and the purchase or selling price or the limits of the purchase or selling price spread following the publication of the offer to purchase or the public call for the submission of an offer to sell, the offer to purchase or the call for the submission of an offer to sell can be adjusted accordingly. In such case, the average price of the three trading days at the Frankfurt/Main stock exchange prior to the public offer to purchase or the call for the submission of an offer to sell shall form the basis for such an adjustment. The offer to purchase or the call for the submission of an offer to sell may

stipulate further provisions. If the offer to purchase is oversubscribed or if, in the case of a call for the submission of an offer to sell, not all offers from among several equivalent offers can be accepted, their acceptance shall be based on quotas. The preferred acceptance of small quantities up to 100 shares offered for purchase per stockholder may be provided for.

c) The Board of Management shall be authorized to sell shares in the Company that were acquired on the basis of the aforementioned authorization or on the basis of earlier authorizations in accordance with Section 71 Para. 1 Number 8 AktG by other means than via the stock exchange or through an offer to all stockholders provided that the shares are sold for cash and at a price that does not substantially fall short of the market price of the shares in the Company at the time of the sale (simplified exclusion of subscription right in accordance with Section 186 Para. 3 Sentence 4 AktG). In total, shares that were disposed of pursuant to this authorization may not exceed the upper limit for the simplified exclusion of the subscription right of 10% of the registered share capital, neither at the time this authorization becomes effective nor at the time it is exercised. The upper limit of 10% of the registered share capital shall be reduced by the prorated amount of the registered share capital attributable to those shares issued during the period of effectiveness of this authorization under exclusion of the subscription right in direct or analogous application of Section 186 Para. 3 Sentence 4 AktG. Furthermore, this limit shall be reduced by shares that have been or must be issued in order to satisfy option or conversion rights if the associated bonds were issued under exclusion of the subscription right in accordance with Section 186 Para. 3 Sentence 4 AktG during the period of effectiveness of this authorization.

d) The Board of Management shall be authorized to transfer shares in the Company acquired on the basis of the aforementioned authorization or on the basis of an earlier authorization in accordance with Section 71 Para. 1 Number 8 AktG to third parties against contribution in kind, provided that this is done for the purpose of acquiring companies, parts of companies or equity interest in companies or in order to conclude mergers.

e) The Board of Management shall be authorized to redeem shares in the Company acquired on the basis of the aforementioned authorization or on the basis of an earlier authorization in accordance with Section 71 Para. 1 Number 8 AktG without any further resolution by the Annual Stockholders' Meeting. Said redemption may be limited to only part of the shares. The authorization to redeem shares may be exercised more than once. The redemption will generally result in a capital reduction. Notwithstanding the aforesaid, the Board of Management may determine that the registered share capital shall remain unchanged and that instead the remaining shares' percentage in the registered share capital shall increase as a result of the share redemption pursuant to Section 8 Para. 3 AktG. In such case, the Board of Management shall be authorized to adjust the number of shares specified in the Articles of Association.

f) The Board of Management shall be authorized to use shares in the Company acquired on the basis of the aforementioned authorization

or on the basis of an earlier authorization in accordance with section 71 Para. 1 Number 8 AktG to fulfill obligations of the Company from conversion or option rights or conversion obligations from convertible bonds or warrant bonds and/or profit participation rights or income bonds (or any combination of these instruments) issued by the Company or its direct or indirect affiliated companies, which grant a conversion or option right or carry a conversion obligation.

g) The authorizations set forth in subparagraphs c), d) and f) may only be exercised with the approval of the Supervisory Board.

h) The authorizations set forth in subparagraphs c), d) and f) may also be exercised by affiliated companies and by third parties for the account of the Company or its affiliated companies.

7. Resolution on amendments to the Articles of Association (remuneration of the Supervisory Board)

Due to the advice and control tasks having become more and more complex, also with respect to LANXESS AG both the responsibilities of and the amount of time spent by the members of the Supervisory Board have continued to increase over the past few years. In line with such increased requirements, the fixed annual compensation (Section 12 Para. 2 Sentence 1 of the Articles of Association) shall be increased from Euro 30,000 to Euro 40,000 and the attendance allowance (Section 12 Para. 4 Sentence 1 of the Articles of Association) from Euro 500 to Euro 1,200.

Based on a new recommendation incorporated into the Corporate Governance Codex, the Company has formed a Nomination Committee. This Committee proposes qualified Supervisory Board candidates to the Supervisory Board for recommendation to the Stockholders' Meeting. In line with the provision on the Conciliation Committee already set forth in Section 12 Para. 2 Sentence 5 and Section 12 Para. 4 Sentence 2 of the Articles of Association, the Articles of Association shall be supplemented by a provision that specifies that members of the Nomination Committee shall not receive additional compensation or an attendance allowance.

A. The Board of Management and the Supervisory Board propose that the following resolution be adopted:

a) Section 12 Para. 2 Sentence 1 of the Articles of Association shall be amended to read as follows:
"Each member of the Supervisory Board shall receive a annual fixed compensation in the amount of Euro 40,000 ("fixed compensation")."

b) Section 12 Para. 4 Sentence 1 of the Articles of Association shall be amended to read as follows:
"Each member of the Supervisory Board and its committees shall receive an attendance allowance of Euro 1,200 for each Supervisory Board meeting and each committee meeting he/she attends."

c) In accordance with the aforementioned amendments to the Articles of Association, this new provision shall also apply for the entire fiscal year 2008.

B. The Supervisory Board and the Board of Management propose that the following resolution be adopted:

a) Section 12 Para. 2 Sentence 5 of the Articles of Association shall be amended to read as follows:
"Neither the Nomination Committee nor the Committee required under Section 27 paragraph 3 of the German Codetermination Act (Mitbestimmungsgesetz – MitbestG) are deemed a committee for the purpose of this paragraph 2."

b) Section 12 Para. 4 Sentence 2 of the Articles of Association shall be amended and read as follows:
"Neither the Nomination Committee nor the Committee required under Section 27 paragraph 3 of the German Codetermination Act (Mitbestimmungsgesetz – MitbestG) are deemed a committee for the purpose of this paragraph 4."

8. Approval of a Domination and Profit-and-Loss Transfer Agreement

The Supervisory Board and the Board of Management propose that the following resolution be adopted:

The Domination and Profit-and-Loss Transfer Agreement dated 4 April 2008 between LANXESS AG (controlling company) and LANXESS International Holding GmbH, registered in the Commercial Register of the local court of Cologne under HRB 61807, (controlled company) shall be approved.

The essential contents of the agreement is as follows:

- LANXESS International Holding GmbH ("LXS International") places its management under the control of LANXESS AG. LANXESS AG shall be entitled to issue instructions to the Executive Board of LXS International.
- LXS International shall be obligated to transfer its entire profits to LANXESS AG during the term of the agreement. Subject to the formation or dissolution of reserves as described below, the annual net profit which would arise without the obligation to transfer the profit, reduced by any loss carried forward from the preceding year shall be transferred.
- Subject to the approval of LANXESS AG, LXS International may allocate certain amounts from the annual net profit to other revenue reserves (Section 272 Para. 3 HGB) provided that this is economically justified pursuant to reasonable commercial judgment. Other revenue reserves formed during the term of this agreement shall be released upon the demand of LANXESS AG and shall be used to compensate for any annual net loss or loss carried forward or shall otherwise be transferred as profit. The obligation to transfer profits shall apply for the first time to the entire profits earned for the fiscal year beginning on 1 January 2008. The transfer of any amounts from the release of other revenue reserves formed prior to the aforementioned fiscal year is excluded. Section 301 AktG applies accordingly.
- LANXESS AG shall compensate for any annual net loss of LXS International arising during the term of this agreement, unless such loss can be compensated for by a release of respective amounts from other revenue reserves formed during the term of this agreement; Section 302 Para. 1, 3 and 4 AktG shall apply respectively.

- The agreement was entered into subject to the approval of the Stockholders' Meeting of LXS International and the Stockholders' Meeting of LANXESS AG. It becomes legally effective upon the registration of its existence in the Commercial register at the site of the registered office of LXS International and has retroactive effect as of 1 January 2008 (with the exclusion of authority to issue instructions). The agreement is entered into for an indefinite period and may be terminated for the first time with effect to the end of 31 December 2012. Thereafter it may be terminated at the end of each fiscal year of LXS International with a notice period of three months.

  The right to terminate the agreement for good cause without observance of a notice period shall remain unaffected. Good cause shall be deemed to exist in particular where the following situations have arisen: merger, demerger or liquidation of one or both parties. Furthermore, LANXESS AG may terminate the agreement for good cause when it no longer holds the majority of the voting rights with respect to LXS International.

The Stockholders' Meeting of LXS International approved the Domination and Profit-and-Loss Transfer Agreement on 9 April 2008.

LANXESS AG holds all shares in LXS International. Since there are no outside stockholders, LANXESS AG is not required to pay a guaranteed dividend within the meaning of Section 304 AktG or to grant any compensation pursuant to Section 305 AktG. Also it is not necessary for the same reason to have this Agreement audited by a court-appointed auditor.

Report of the Board of Management to the Annual Stockholders' Meeting concerning item 6 of the agenda in accordance with Section 71 Para. 1 Number 8 Sentence 5 AktG in conjunction with Section 186 Para. 4 Sentence 2 AktG

In accordance with Section 71 Para. 1 Number 8 Sentence 5 AktG in conjunction with section 186 Para. 4 Sentence 2 AktG, the Board of Management submits the following written report to the Annual Stockholders' Meeting of the Company convened for 29 May 2008 relating to the resolution proposed in agenda item 6, authorizing the Company to acquire and use shares in the Company including an authorization to exclude the subscription right:

The Board of Management and the Supervisory Board propose that the Company be authorized for a limited period of time until 27 November 2009 to purchase shares in the Company up to a calculated share of 10% in the existing registered share capital of the Company. This new authorization shall replace the authorization for the acquisition of shares in the Company granted at the Annual Stockholders' Meeting of 31 May 2007, which is set to expire on 30 November 2008.

At no time may the shares purchased on the basis of this new authorization to be granted together with shares in the Company acquired by the Company on another basis and still owned by the Company exceed 10% of the Company's capital stock at that time. At the time the Annual Stockholders' Meeting was convened, the Company did not own any shares in the Company.

When acquiring shares in the Company, the principle of equal treatment of all stockholders as set forth in Section 53a AktG must be adhered to. This is accomplished by providing for the shares to be acquired, at the Board of Management's discretion, either on the stock exchange or through a public offer to purchase directed at all stockholders or a public call, directed at all stockholders, for the submission of an offer to sell. With a public call for the submission of an offer to sell, the addressees can decide how many shares they wish to offer to the Company and, if a price range has been determined, at what price. If a public offer to purchase is oversubscribed or if several equivalent offers by stockholders for the purchase of shares cannot all be accepted, their acceptance shall be based on quotas. It should, however, be possible to provide for a preferred acceptance of small offers or small parts of offers up to a maximum of 100 no-par value bearer shares. This option serves to avoid residual amounts in the determination of the quotas to be acquired and prevents the formation of small residual quantities. Consequently, this simplifies the technical execution and is therefore in the best interest of the Company and its stockholders.

Shares may be acquired and used for any purpose permitted by law. In particular, the authorization may be exercised for the following purposes:

The Company may also dispose of the purchased shares in the Company outside of any stock exchange and without a public call directed to all stockholders provided that the shares are sold for cash and at a price that does not significantly fall short of the market price of the shares at the time of the sale. This authorization makes use of the simplified exclusion of the subscription right permitted pursuant to Section 71 Para. 1 Number 8 AktG in application of Section 186 Para. 3 Sentence 4 AktG. This provision was designed to allow the Company the opportunity to offer shares in the Company to institutional investors in the interest of broadening the stockholder base. This authorization may only be exercised under the condition that the percentage of shares that are issued under the exclusion of the subscription right in accordance with Section 186 Para. 3 Sentence 4 AktG does not amount to more than 10% of the registered share capital, neither at the time this authorization becomes effective nor at the time it is exercised. This upper limit relevant for the simplified exclusion of the subscription right shall be reduced by the prorated amount of the registered share capital attributable to those shares issued or sold during the period of effectiveness of this authorization under the exclusion of the subscription right in direct or analogous application of Section 186 Para. 3 Sentence 4 AktG. Furthermore, this limit shall be reduced by shares that have been or must be issued in order to satisfy option or conversion rights if the associated bonds were issued under exclusion of the subscription right in accordance with Section 186 Para. 3 Sentence 4 AktG during the period of effectiveness of this authorization.

The financial and voting right interests of the stockholders will be adequately safeguarded in the event of an exclusion of subscription rights in application of Section 186 Para. 3 Sentence 4 AktG. Any concerns about dilution are addressed by the stipulation that shares may only be sold at a price that is not substantially lower than the prevailing market price. The final determination of the selling price for shares in the Company will take place close to the time of the sale. The Board of Management will endeavor to minimize any discount on the market price, giving due consideration to the current market conditions. In this context, the stockholders are protected by the fact that the discount on the market price at the time of the

sale must not be significant, i.e., never more than 5% of the current market price. Furthermore, stockholders have the opportunity to maintain their share in the Company's registered share capital at any time by purchasing additional shares on the stock exchange.

Furthermore, the Company shall have the opportunity to offer the purchased shares in the Company in connection with mergers, acquisitions of other companies or parts of companies, or other interests in companies as consideration instead of money. This will allow the Company the required latitude to be able to respond quickly, flexibly, and without straining liquidity to attractive opportunities for mergers and acquisitions of other companies, parts of companies, and equity interests in companies, allowing the Company to improve its competitive position and to strengthen its profitability. Oftentimes, the owners of attractive companies also demand consideration in the form of voting shares of the buyer. In order for the Company to be able to acquire such companies as well, it must be able to offer consideration in the form of shares. Without the exclusion of the subscription right, it would not be possible to achieve the resulting advantages for the Company and the stockholders. In such a case, the Board of Management will ensure that the interests of the stockholders are adequately protected when determining the valuation ratios. The Board of Management will also take into account the market price of the shares in the Company. To prevent previously reached negotiation results from being challenged on the grounds of market price fluctuations, a systematic link to the market price is not envisaged. The Board of Management will only exercise this authorization in individual cases if the exclusion of the subscription right is in the well-understood interest of the Company and its stockholders.

Finally, the Board of Management shall be authorized to redeem the acquired shares in the Company. The redemption of shares will generally result in a capital reduction without requiring any further resolution by the Stockholders' Meeting. Notwithstanding the aforesaid, the Board of Management may determine that the registered share capital shall remain unchanged and that instead the remaining shares' percentage in the registered share capital shall increase as a result of the share redemption pursuant to Section 8 Para. 3 AktG. Therefore, the Board of Management shall also be authorized to amend the Articles of Association as necessary to reflect the change in the number of no-par shares resulting from the redemption.

In each individual case that leads to an exclusion of the subscription right, the Board of Management shall carefully examine whether the exclusion of the stockholders' subscription right is in the best interest of the Company and thus also in the best interest of its stockholders.

This authorization to acquire and use shares in the Company may also be exercised by affiliated companies or by third parties for the account of the Company or its affiliated companies. This allows the Company to use shares in the Company more flexibly.

In the event of the utilization of the above authorization, the Board of Management shall report thereon to the Stockholders' Meeting.

***

Upon giving notice of the Annual Stockholders' Meeting, the following documents will be made available to stockholders for inspection on the Internet at ***www.stockholdersmeeting.lanxess.com***:

1. The Company's financial statements, the Company's management report (including the notes to the information provided in compliance with Section 289 Para. 4 HGB), the report of the Supervisory Board, the consolidated financial statements, the group management report (including the notes to the information provided in compliance with section 315 Para. 4 HGB) (agenda item 1)

2. Written report of the Board of Management in accordance with Section 71 Para. 1 Number 8 Sentence 5 AktG in conjunction with Section 186 Para. 4 Sentence 2 AktG concerning the proposed authorization for the acquisition and use of shares in the Company (agenda item 6)

3. Domination and Profit-and-Loss Transfer Agreement dated 4 April 2008 between LANXESS AG and LXS International Holding GmbH, joint report of the Board of Management of LANXESS AG and the Executive Board of LXS International Holding GmbH concerning the Domination and Profit-and-Loss Transfer Agreement, the annual financial statements and management reports of LANXESS AG for the previous three fiscal years and the annual financial statements of LXS International Holding GmbH (formed on 15 October 2007) for the shortened fiscal year 2007 (agenda item 8)

Upon giving notice of the Annual Stockholders' Meeting, the aforementioned documents will also be available to stockholders for inspection at the Company's premises (LANXESS Aktiengesellschaft, Law & Intellectual Property Department, Kaiser-Wilhelm-Allee 1, Building K10, Room 3100, 51369 Leverkusen) and a copy will be mailed to each stockholder free of charge upon request. Furthermore, these documents will also be made available at the Annual Stockholders' Meeting.

Notice pursuant to Section 30b of the Securities Trading Act (Wertpapierhandelsgesetz)
At the time of the notification of the Annual Stockholders' Meeting, a total of 83,202,670 no-par value shares have been issued. Each share carries one voting right. Therefore, the total number of voting rights amounts to 83,202,670.

Participation in the Annual Stockholders' Meeting
Stockholders are entitled to attend the Annual Stockholders' Meeting and to exercise their voting rights provided that they have furnished proof of their right to attend the Annual Stockholders' Meeting in form of a special verification of stock ownership issued in text form by the depositary bank and have registered with the Company in text form, in German or in English, no later than on or before Wednesday, 21 May 2008. The verification of stock ownership must refer to the beginning of the 21st day prior to the Annual Stockholders' Meeting, i.e., Thursday, 8 May 2008, at 0:00 hours, and must be drawn up in German or in English. The verification of stock ownership and the registration must be received by the Company no later than Wednesday, 21 May 2008, at the following address:

LANXESS Aktiengesellschaft,
c/o Deutsche Bank AG, General Meetings,
60272 Frankfurt am Main
Germany
E-mail: WP.HV@Xchanging.com
Fax: + 49 (0) 69/120 12 86 045

Proxy
Stockholders may appoint an authorized representative, also including a bank or a stockholders' association, as proxy to exercise their voting rights. Unless a financial institution or a stockholders' association has been appointed as proxy, the authorization must be issued in writing.

The Company offers its stockholders the opportunity to appoint Company-nominated proxies, who are bound by instructions of the stockholders, to exercise their voting rights and to grant such authorization already before the Annual Stockholders' Meeting. Stockholders who wish to appoint Company-nominated proxies must be in the possession of an admission ticket to the Annual Stockholders' Meeting. To ensure that the admission ticket is received in due time, stockholders should order the aforementioned ticket from the depositary bank as early as possible.

If Company-nominated proxies are appointed, they must be given instructions on how to exercise the voting rights. Without such instructions the authorization is invalid. The proxies are obligated to vote as instructed.

Authorization of and instructions to Company-nominated proxies may be given in writing or, alternatively, electronically via the Internet, in a manner specified by the Company. Detailed information on authorizing and instructing Company-nominated proxies can be found on the admission ticket to the Annual Stockholders' Meeting. This information is also available on the Internet at ***www.stockholdersmeeting.lanxess.com***.

Counter motions and candidate proposals by stockholders
Counter motions and candidate proposals by stockholders concerning a specific agenda item should be sent along with a certification of stock ownership exclusively to:

LANXESS Aktiengesellschaft
Law & Intellectual Property Department
Kaiser-Wilhelm-Allee 1
Building K 10
51369 Leverkusen
Germany
Fax: +49 (0) 214 / 30-24806
E-mail: hv2008@lanxess.com

Counter motions and candidate proposals submitted by stockholders in due form and received in due time at the aforementioned address are made available promptly on the Internet at ***www.stockholders meeting.lanxess.com***. Counter motions and voting nominations sent to a different address will not be considered.

Partial broadcast of the Annual Stockholders' Meeting on the Internet
Subject to technical availability, the Company's stockholders and other interested parties will be able to follow to the speech of the Chairman of the Board of Management on 29 May 2008 on the Internet at ***www.stock holdersmeeting.lanxess.com***. The other portions of the meeting will not be broadcast.

Leverkusen, April 2008

LANXESS Aktiengesellschaft

The Board of Management

LANXESS

Energizing Chemistry

LANXESS
Aktiengesellschaft
51369 Leverkusen

WKN 547040
ISIN 0005470405

LANXESS
Energizing Chemistry

Dividend Announcement

LANXESS Aktiengesellschaft, Leverkusen, Germany

- ISIN DE0005470405 -
- WKN 547040 -

The Annual Stockholders' Meeting of our Company on May 29, 2008 adopted a resolution to utilize the balance sheet profit of EUR 91,469,401.48 for fiscal 2007 as follows:

Payment of a dividend of EUR 1.00 per no-par share eligible for the dividend:	EURO 83.202.670,00
Carried forward to new account:	EURO 8.266.731,48

The dividend will be paid on May 30, 2007 by the depositary banks via Clearstream Banking AG after deduction of 20 percent capital gains tax and a 5.5 percent solidarity surcharge on the capital gains tax (total 21.1 percent). The paying agent is Deutsche Bank AG.

Stockholders resident in Germany will receive the dividend payment without deduction of capital gains tax or solidarity surcharge if they have submitted a declaration of tax exemption ("*Nichtveranlagungsbescheinigung*") from their Tax Office. The same applies in full or in part for stockholders who have filed a form with their depositary bank exempting them from withholding taxes ("*Freistellungsauftrag*"), provided they have not yet exceeded the applicable ceiling as a result of other investment income.

Stockholders resident outside Germany are recommended to seek advice on the tax treatment of their dividends.

Leverkusen, 30. May, 2008

LANXESS Aktiengesellschaft
Board of Management

LANXESS
Energizing Chemistry

Xnet Global



LANXESS Board of Management: Matthias Zachert, Werner Breuers, Axel C. Heitmann and Rainier van Roessel (f.l.t.r.)



The total voting capital stock of LANXESS is € 83m.

May 29, 2008

Shareholders approved all items on LANXESS AGM agenda with more than 99 percent

Approximately 2.300 shareholders attended their most important LANXESS event.

Approximately 2.300 shareholders represented 57,68 percentof the voting capital stock and had the equivalent number of votes at the Annual Stockholders' Meeting. The total voting capital stock of LANXESS is € 83m, divided into 83.202.670 individual shares.

All items on the agenda were approved by the vast majority - more than 99 percent - of the shareholders. The agenda comprised, among other items, the discharge of the members of the Board of Directors and the Supervisory Board and the election of the balance sheet auditor. You can find a complete list of the results on our _AGM Internet page.

Contact: _Michael Pontzen

Want to be kept up to date about current developments at LANXESS? Then subscribe to our _newsletter.

LANXESS
Energizing Chemistry

SEC Az: 82-34848

Home Voting Results

Of the voting capital stock of EUR 83,202,670, which is divided into 83,202,670 no-par bearer shares, 57.68 percent was represented at the Annual Stockholders' Meeting (47,991,901shares amounting to EUR 47,991,901 of the capital stock and conferring the same number of votes).

Agenda items	% Yes	% No
2. Adoption of a resolution on the appropriation of the balance sheet profit	99,99	0,01
3. Formal approval of the actions of the members of the Board of Management	99,99	0,01
4. Formal approval of the actions of the members of the Supervisory Board	99,99	0,01
5. Appointment of the Auditor	99,99	0,01
6. Adoption of a resolution on an authorization to acquire and utilize shares in the Company pursuant to Section 71 Para. 1 Number 8 of the German Stock Corporation Law (AktG)	99,68	0,32
7. Resolution on amendments to the Articles of Association (remuneration of the Supervisory Board)		
A. Fixed annual compensation and attendance allowance	99,62	0,38
B. Nomination Committee	99,65	0,35
8. Approval of a Domination and Profit-and-Loss Transfer Agreement	99,99	0,01

END